FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                                  HSBC MEXICO
               THIRD QUARTER 2007 FINANCIAL RESULTS - HIGHLIGHTS

On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V. to HSBC Asia Holdings BV. All comparative commentary within this report is therefore on a like-for-like basis excluding HSBC Panama, with the income statement as presented in Appendix A. The financial statements in this release include HSBC Panama up to the date of disposal.

   - Net income down 10.8 per cent to MXN3,862 million for the nine months ended 30 September 2007 (MXN4,331 million for the nine months ended 30 September 2006).

   - Total revenues (excluding monetary position and before loan impairment charges) up 15.9 per cent to MXN24,976 million for the nine months ended 30 September 2007 (MXN21,553 million for the nine months ended 30 September
     2006).

   - Net loans and advances to customers up MXN33.0 billion, or 21.9 per cent, to MXN183.6 billion at 30 September 2007 (MXN150.5 billion at 30 September 2006).

   - Total assets up MXN38.6 billion, or 13.1 per cent, to MXN334.2 billion at 30 September 2007 (MXN295.6 billion at 30 September 2006).

   - Cost efficiency ratio (excluding monetary position) improved to 60.1 per cent for the nine months ended 30 September 2007 (61.5 per cent for the nine months ended 30 September 2006).

   - Return on equity of 14.8 per cent for the nine months ended 30 September 2007 (20.1 per cent for the nine months ended 30 September 2006).

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary company, and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended 30 September 2007) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on an actual basis, indexed to constant MXN as at 30 September 2007.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Commentary by Paul Thurston, CEO of Grupo Financiero HSBC:

"Grupo Financiero HSBC, Mexico's fourth largest bank in terms of total assets, continues to demonstrate strong business growth, with revenues for the nine months to 30 September 2007 up by 15.9 per cent on the same period of the previous year, despite lower earnings from trading and balance sheet management.

"Year-on-year, credit card outstandings increased by 101.9 per cent to MXN24.3 billion and personal and payroll loans by 89.7 per cent to MXN8.2 billion. The commercial loan portfolio rose 28.9 per cent to MXN68.9 billion. Our packaged products have continued to be very successful, and in the nine months ended 30 September 2007 we sold 230,000 Tu Cuenta packages. Customer deposits increased by 14.5 per cent compared with the same period of 2006.

"In September 2007 we were pleased to join up with other members of the HSBC Group in the re-launch of our HSBC Premier service, the world's first truly global personal banking service. HSBC Premier provides seamless cross-border banking for our customers in Mexico and around the world.

"In line with the HSBC Group's organic growth strategy, we continue to expand our presence and market share in Mexico's growing financial services market and now have some 24,000 employees. We have invested in enhancing our information technology, and modernising our processes to handle greater business volumes and to provide improved services to our clients. The 13.4 per cent growth in costs for the period ended 30 September 2007 was, however, exceeded by revenue growth, enabling us to record a cost efficiency improvement.

"Net income of MXN3,862 million in the nine months ended 30 September 2007, fell by MXN469 million compared with the same period of 2006 as the improvement in net operating income was offset by lower trading results due to weaker markets. Net income was also impacted by higher loan impairment charges, themselves a consequence of the continued investment in organically building our credit portfolio."

Overview

For the nine months ended 30 September 2007, Grupo Financiero HSBC's net income of MXN3,862 million was MXN469 million, or 10.8 per cent, lower than the same period in 2006.

Despite a relatively flat yield curve, net interest income (excluding monetary position) was up MXN2,976 million to MXN16,240 million for the nine months ended 30 September 2007, a 22.4 per cent increase compared with the same period in 2006. The growth has been driven by significant increases in higher-yielding consumer lending, partially offset by lower balance sheet management income due primarily to a reduction in the available-for-sale portfolio.

Income from fees and commissions was MXN7,799 million for the nine months ended 30 September 2007, an increase of 16.6 per cent compared with the same period in 2006. Increased income received from credit cards, membership programmes, ATM, card acquiring, payments and cash management services, investment funds, trusts and trade services fees contributed to the strong performance.

Trading income of MXN937 million for the nine months ended 30 September 2007 was
41.5 per cent lower than the same period of the previous year due to more favourable market conditions in 2006. Income during the third quarter of 2007 continued to be driven by solid results in retail foreign exchange, while derivatives and debt trading had reduced revenue opportunities due to the relatively flat yield curve.

Administrative expenses of MXN15,022 million for the nine months ended 30 September 2007 were 13.4 per cent higher than in the same period in 2006. Personnel expenses increased as a result of the 700 new employees hired since September 2006 to support business expansion. Marketing expenses increased principally due to the Global Premier re-launch and continued promotion of the Tu Cuenta 5 per cent cash back campaign. With revenue growth above the rate of cost growth, the cost efficiency ratio (excluding monetary position) improved from 61.5 per cent in the nine months ended 30 September 2006 to 60.1 per cent for the same period in 2007.

During the nine months ended 30 September 2007, loan impairment charges increased by MXN3,959 million to MXN6,442 million compared with the same period in 2006, consistent with HSBC's strategy to grow its loan portfolio organically. Delinquency rates rose during the period, as the loan book grew, reflecting the acquisition costs of organic growth. Loan underwriting criteria and collections strategies are regularly reviewed to maintain the quality of the portfolio. In accordance with Mexican regulation in 2006, HSBC Mexico assigned MXN585 million of general reserves to fulfil loan portfolio requirements in the first nine months of 2006. Loan impairment charges also included MXN174 million relating to changes to recognise the risk associated with the loan portfolio when the quarter ends on a non-working day, as it did in September 2007. HSBC's allowance for loan losses as a percentage of impaired loans was 144.8 per cent at 30 September 2007.

The bank's capital adequacy ratio for the period was 12.40 per cent.

Business highlights

The bank's Personal Financial Services (PFS) had strong business growth in credit cards, personal and payroll loans during the nine months ended 30 September 2007 by leveraging its customer relationship management capabilities and driving sales through direct channels. As delinquency rates have increased amongst consumer lending, collections activities have been reinforced and loan underwriting criteria tightened. During the quarter some 31,000 new Tu Cuenta packaged products were opened and over 200,000 new credit cards issued. During September the HSBC Group re-launched its Premier service globally, upgrading its wealth management proposition and benefiting existing Premier customers in Mexico.

In Mexico, Commercial Banking (CMB) is capitalising on HSBC's strategy to be the leading international business bank. By leveraging the Group's geographical presence and product capabilities, market share in trade services has grown by over five percentage points versus prior year to 16.3 per cent, the factoring portfolio has nearly tripled to MXN7.6 billion for the same period and CMB has joined up the Mexican and Latin American businesses across the region through the International Banking Centre in Mexico. HSBC also aims to be the best bank for small businesses and, in the first nine months of 2007, small business loans increased by 38.0 per cent compared to the same period in 2006, to MXN6.3 billion. Strong asset growth in commercial banking was driven additionally by higher real estate balances in Mexico's fast growing real estate market, related to the continued expansion of this business after a re-segmentation strategy earlier in the year to serve customer needs better.

Corporate, Investment Banking and Markets (CIBM) is joining up its business across the Latin American region, and creating new links to other HSBC operations, by connecting and referring regional customers to other countries in the HSBC Group. It also offers services such as Global Markets products to CMB clients. There was strong performance in retail foreign exchange. Despite this, however, fixed income, interest rate and balance sheet trading revenues were weaker than prior year's very strong results due to a relatively flat yield curve and uncertainty in the local Mexican market compared with the prior year. Several new infrastructure related transactions have been completed and mandated reflecting HSBC's strong project finance capabilities and a large pipeline of debt capital markets transactions has been built, indicating HSBC's local and global distribution capabilities, as well as a growing penetration of Mexico's corporate market.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,359 branches, 5,618 ATMs, approximately
8.2 million customers and more than 23,900 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by nearly 200,000 shareholders in some 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank'.

Consolidated Balance Sheet

Figures in MXN millions                    GROUP               BANK
                                    30Sep07   30Sep06   30Sep07   30Sep06
Assets

Cash and deposits in banks           49,638    56,532    49,637    56,531

Investment in securities             52,289    51,763    51,194    51,173
  Trading securities                 22,686    12,361    21,591    11,771
  Available-for-sale securities      25,669    35,322    25,669    35,322
  Held to maturity securities         3,934     4,080     3,934     4,080

Securities and derivative operations  6,928       810     6,926       805
  Repurchase agreements                  46       143        44       138
  Derivative transactions             6,882       667     6,882       667

Performing loans
  Commercial loans                   68,943    53,479    68,943    53,479
  Loans to financial intermediaries  11,835     5,435    11,835     5,435
  Consumer loans                     46,487    34,816    46,487    34,816
  Mortgage loans                     20,935    19,996    20,935    19,996
  Loans to government entities       38,324    38,965    38,324    38,965
  Loans to Fobaproa or IPAB               -         -         -         -
Total performing loans              186,524   152,691   186,524   152,691
Impaired loans
  Commercial loans                    2,190     1,408     2,190     1,408
  Consumer loans                      3,115     1,517     3,115     1,517
  Mortgage loans                      1,301     1,116     1,301     1,116
  Immediate collection, remittances
    and other                             -        16         -        16
Total impaired loans                  6,606     4,057     6,606     4,057
Gross loans and advances to
  customers                         193,130   156,748   193,130   156,748
  Allowance for loan losses          (9,567)   (6,222)   (9,567)   (6,222)
Net loans and advances to
  customers                         183,563   150,526   183,563   150,526
Other accounts receivable            27,116    23,520    26,979    23,380
Foreclosed assets                        70        57        70        57
Property, furniture and
  equipment, net                      6,175     5,873     6,162     5,865
Long-term investments in equity
  securities                          3,379     2,967       146       180
Deferred taxes                        1,376       183     1,337       145
Goodwill                              2,703     2,703         -         -
Other assets, deferred charges
  and intangibles                       978       651       943       624

Total assets                        334,215   295,585   326,957   289,286

Liabilities

Deposits                            238,788   209,293   240,465   210,965
  Demand deposits                   123,421   120,879   125,098   122,552
  Time deposits                     111,106    83,985   111,106    83,984
  Bonds                               4,261     4,429     4,261     4,429

Bank deposits and other liabilities   8,239    10,435     8,239    10,434
  On demand                               -         -         -         -
  Short-term                          5,150     8,269     5,150     8,269
  Long-term                           3,089     2,166     3,089     2,165

Securities and derivative
  transactions                       16,005     7,362    16,003     7,358
  Repurchase agreements                  49        30        47        26
  Securities deliverable under loan
    transactions                      8,885     7,332     8,885     7,332
  Derivative transactions             7,071         -     7,071         -

Other accounts payable               32,137    34,583    31,968    34,374
  Income tax and employee profit
    sharing payable                   1,938     1,361     1,891     1,328
  Sundry creditors and other
    accounts payable                 30,199    33,222    30,077    33,046

Subordinated debentures outstanding   2,203     2,290     2,203     2,290

Deferred taxes                            -         -         -         -

Deferred credits                        294         9       294         9

Total liabilities                   297,666   263,972   299,172   265,430

Equity

Paid in capital                      21,106    21,106    13,307    13,307
  Capital stock                       8,072     8,072     4,011     4,011
  Additional paid in capital         13,034    13,034     9,296     9,296

Other reserves                       15,423    10,505    14,460    10,548
  Capital reserves                    1,142       861    13,841     9,337
  Retained earnings                  18,511    13,152         -         -
  Result from the mark-to-market
    of available-for-sale securities      -         -       (40)       71
  Result from translation of foreign
    operations                            -         -         -         -
  Cumulative effect of restatement   (3,922)   (3,922)   (3,545)   (3,576)
  Gains on non-monetary asset
    valuation                        (4,170)   (4,084)    1,166     1,172
  Net income                          3,862     4,498     3,038     3,544
Minority interest in capital             20         2        18         1
Total equity                         36,549    31,613    27,785    23,856
Total liabilities and equity        334,215   295,585   326,957   289,286

Figures in MXN millions                         GROUP
                                        30Sep07      30Sep06
Memorandum accounts

Transactions on behalf of third parties 103,938      107,490

Customer current accounts                    (4)          25
  Customer bank                               1            5
  Settlement of customer securities and
    documents                                (5)          20
Customer securities                      76,774       85,679
  Customer securities in custody         76,765       85,673
  Pledged customers securities and
    documents                                 9            6
Transactions on behalf of customer        2,162        2,394
  Customer repurchase transactions        2,162        2,394
Other transactions on behalf of
  customers                              25,006       19,392
  Investment on behalf of customers, net 25,006       19,392
Other memorandum accounts               409,981      335,107
  Investment of the SAR funds             3,540        3,680
  Integrated loan portfolio             201,812      162,647
  Other memorandum accounts             204,629      168,780

Transactions for the group's own
  accounts                            1,680,308      715,594

Accounts for the group's own registry 1,680,311      715,481
  Guarantees granted                         44           53
  Irrevocable lines of credit granted     8,638        5,846
  Goods in trust or mandate             132,434       81,317
  Goods in custody or under
    administration                       55,187       85,950
  Amounts committed in transactions with
    Fobaproa                                137          162
  Amounts contracted in derivative
    operations                        1,479,801      537,941
  Securities in custody                   3,943        4,093
  Other contingent obligations              127          119

Repurchase/resale agreements
  Securities receivable under repos      48,107       43,678
  (less) Repurchase agreements          (48,113)     (43,563)
                                             (6)         115

  Reverse repurchase agreements           5,074        2,394
  (less) Securities deliverable under
    repos                                (5,071)      (2,396)
                                              3           (2)


Figures in MXN millions                         BANK
                                       30Sep07       30Sep06
Memorandum accounts

Guarantees granted                          44            53
Other contingent obligations               127           119
Irrevocable lines of credit grant        8,638         5,846
Goods in trust or mandate              132,434        81,317
Goods in custody or under
  administration                        55,187        85,950
Third party investment banking
  operations, net                       25,005        19,392
Amounts committed in transactions
  with Fobaproa                            137           162
Amounts contracted in derivative
  operations                         1,479,801       537,941
Investments of retirement savings
  system funds                           3,540         3,680
Integrated loan portfolio              201,812       162,647
Other control accounts                 195,743       168,779
                                     2,102,468     1,065,886

Securities receivable under repos       45,948        41,282
(less) Repurchase agreements           (45,951)      (41,170)
                                            (3)          112

Reverse repurchase agreements            2,912             -
(less) Securities deliverable under
  repos                                 (2,912)            -
                                             -             -

Securities deliverable under loan
  transactions                           8,885             -
(less) Goods deliverable in guarantee
   for loan transactions                     -             -
                                         8,885             -


Consolidated Income Statement

Figures in MXN millions                GROUP                     BANK
                               30Sep07      30Sep06      30Sep07      30Sep06
Interest income                 24,115       21,198       23,971       20,380
Interest expense                (7,875)      (7,483)      (7,844)      (7,196)
Monetary position (margin), net   (630)        (492)        (567)        (457)
Net interest income             15,610       13,223       15,560       12,727

Loan impairment charges         (6,442)      (2,515)      (6,442)      (2,483)
Risk-adjusted net interest
  income                         9,168       10,708        9,118       10,244

Fees and commissions receivable  8,687        7,658        8,096        6,872

Fees payable                      (888)        (820)        (875)        (791)

Trading income                     937        1,602          932        1,597

Total operating income          17,904       19,148       17,271       17,922

Administrative and personnel
  expenses                     (15,022)     (13,592)     (14,615)     (12,739)

Net operating income             2,882        5,556        2,656        5,183

Other income                     2,435        1,601        2,504        1,492
Other expenses                  (1,015)        (866)      (1,014)        (862)
Net income before taxes          4,302        6,291        4,146        5,813

Income tax and employee profit
  sharing tax                   (2,505)      (1,658)      (2,462)      (1,562)
Deferred income tax              1,321         (732)       1,333         (705)
Net income before subsidiaries   3,118        3,901        3,017        3,546

Undistributed income from
  subsidiaries                     743          597           20           (2)
Income from ongoing operations   3,861        4,498        3,037        3,544

Minority interest                    1            -            1            -

Net income                       3,862        4,498        3,038        3,544



Statement of Changes in Shareholders' Equity

GROUP

Figures in MXN millions
                                                           Deficit in
                                                          restatement
                                                            of stock-
                             Capital   Capital  Retained     holders'      Net     Minority     Total
                         contributed  reserves  earnings       equity   income     interest    equity

Balances at
  31 December 2006            21,106       860    13,152       (7,759)   5,641            3    33,003

Movements inherent to the
  shareholders' decision
  Capitalisation of
    retained earning               -         -     5,359            -   (5,641)           -      (282)
  Constitution of reserves         -       282         -            -        -            -       282
  Other movements                  -         -         -            -        -            -         -
Total                              -       282     5,359            -   (5,641)           -         -

Movements for the recognition
  of the comprehensive income

  Net income                       -         -         -            -    3,862            -     3,862
  Gains on non-monetary
    asset valuation                -         -         -         (333)       -            -      (333)
  Minority interest                -         -         -            -        -           17        17
Total                              -         -         -         (333)   3,862           17     3,546

Balances at
  30 September 2007           21,106     1,142    18,511       (8,092)   3,862           20    36,549




BANK

Figures in MXN millions

                                                               Result from   Deficit in
                                                              valuation of  restatement
                                                              available-of       stock-
                             Capital     Capital    Retained      for-sale     holders'       Net     Minority    Total
                         contributed    reserves    earnings    securities       equity    income     interest   equity
Balances at
  31 December 2006            13,307       9,337           -           309       (2,393)    4,504            1   25,065

Movements inherent to the
  shareholders' decision
  Transfer of result of prior
    years                          -       4,504           -             -            -    (4,504)           -        -
  Other movements                  -           -           -             -            -         -            -        -
Total                              -       4,504           -             -            -    (4,504)           -        -

Movements for the recognition
  of the comprehensive income
  Net income                       -           -           -             -            -     3,038            -    3,038
  Result from valuation of
    available-for-sale securities  -           -           -          (349)           -         -            -     (349)
  Cumulative effect of restatement -           -           -             -           17         -            -       17
  Others                           -           -           -             -           (3)        -           17       14
Total                              -           -           -          (349)          14     3,038           17    2,720

Balances at
  30 September 2007           13,307      13,841           -           (40)      (2,379)    3,038           18   27,785


Consolidated Statement of Changes in Financial Position

GROUP
Figures in MXN millions                    30Sep07      30Sep06
Operating activities:
Net income                                   3,862        4,498
Items included in operations not requiring
 (providing) funds:
Result from mark-to-market valuations          (72)      (1,602)
Allowances for loan losses                   6,442        2,515
Depreciation and amortisation                  767          665
Deferred taxes                              (1,321)         732
Undistributed income from subsidiaries, net   (743)        (597)
Value loss estimation for foreclosed assets     17            -
Total operating items not requiring funds    8,952        6,211

Changes in items related to operations:
(Decrease) / Increase in deposits           15,220      (16,422)
(Increase) / Decrease in loan portfolio    (31,923)     (11,327)
(Increase) / Decrease in securities and
  derivative transactions, net               2,867        2,371
(Increase) / Decrease in financial
  instruments                                6,057       10,393
(Decrease) / Increase in bank deposits and
  other liabilities                         (4,990)       3,032
Funds provided by operating activities      (3,817)      (5,742)

Financing activities:
Subordinated debentures outstanding            (48)        (452)
(Decrease) / Increase in other payable
  accounts                                  14,976       10,176
Funds used or provided in financing
  activities                                14,928        9,724

Investing activities:
(Increase) / Decrease in property,
  furniture and equipment, net                (977)        (997)
(Increase) / Decrease in deferred charges
  or credits, net                             (348)        (133)
(Increase) / Decrease in foreclosed assets     (34)         362
(Increase) / Decrease in other receivable
  accounts                                 (16,331)      (5,463)
Funds used in investing activities         (17,690)      (6,231)
(Decrease) / Increase in cash and
  equivalents                               (6,579)      (2,249)
Cash and equivalents at beginning of
  period                                    56,217       58,781
Cash and equivalents at end of period       49,638       56,532


BANK

Figures in MXN millions                        30Sep07      30Sep06
Operating activities:
Net income                                       3,038        3,544
Items included in operations not requiring
 (providing) funds:
Result from mark-to-market valuations              (72)        (351)
Allowances for loan losses                       6,442        2,483
Depreciation and amortisation                      764          642
Deferred taxes                                  (1,333)         704
Undistributed income from subsidiaries, net         (9)           2
Value loss estimation for foreclosed assets         18          238
Minority interest                                   (1)           -
Total operating items not requiring funds        8,847        7,262

Changes in operating accounts:
(Decrease) / Increase in deposits               15,275        1,994
(Increase) / Decrease in loan portfolio        (31,922)     (23,580)
(Increase) / Decrease in securities and
  derivative transactions, net                   2,990            -
(Increase) / Decrease in financial instruments   5,623       10,350
(Decrease) / Increase in bank deposits and
  other liabilities                             (4,990)       3,104
Funds provided by operations                    (4,177)        (870)

Financing activities:
Subordinated debentures outstanding                (48)         (56)
(Decrease) / Increase in other payable accounts 14,980        4,231
Funds used or provided by financing activities  14,932        4,175

Investing activities:
(Increase) / Decrease in property, furniture and
  equipment, net                                  (654)        (916)
(Increase) / Decrease in deferred charges
  or credits, net                                 (349)        (192)
(Increase) / Decrease in foreclosed assets         (34)          82
(Increase) / Decrease in other receivable
  accounts                                     (16,297)           -
Funds used in investing activities             (17,334)      (1,026)
(Decrease) / Increase in cash and equivalents   (6,579)       2,279
Cash and equivalents at beginning of period     56,216       54,252
Cash and equivalents at end of period           49,637       56,531


Differences between Mexican GAAP and International Financial Reporting Standards
(IFRS)

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the nine months ended 30 September 2007 and an explanation of the key reconciling items.

Figures in MXN millions                                       30Sep07


Grupo Financiero HSBC - Net Income Under Mexican GAAP           3,862

  Inflation                                                       555

  Differences arising on the valuation of pensions and post
    retirement healthcare benefits ^                               46

  Differences arising on acquisition costs relating to
    long-term investment contracts ^                              (20)
  Differences arising from the deferral of fees received and
    paid on the origination of loans                              213
  Differences arising from the recognition and provisioning
    for loan impairments ^                                        463

  Differences arising from purchase accounting adjustments ^      (23)
  Differences arising from the recognition of the present value
    in-force of long-term insurance contracts ^                   632

  Other differences in accounting principles ^                     50
HSBC Mexico net income under IFRS                               5,778
US dollar equivalent (millions)                                   528
Add back tax expense                                            1,148
HSBC Mexico profit before tax under IFRS                        6,926
US dollar equivalent (millions)                                   633
Exchange rate used for conversion                               10.95

^ Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Inflation

Mexican GAAP
Mexican GAAP Bulletin - 10 requires recognition of inflation on financial statements to reflect the current purchasing power of the currency in which such financial information is stated.

IFRS
IAS 29 'Financial Reporting in Hyperinflationary Economies' requires recognition of inflation on financial statements only if the entity's functional currency is the currency of a hyperinflationary economy. As Mexico's economy does not meet the characteristics established in this standard to be considered as hyperinflationary, no inflationary effects are included for IFRS reporting.

Retirement benefits

Mexican GAAP
Post-retirement benefit liabilities are not recognised on the balance sheet. The income statement charge is based on contributions made to the schemes.

IFRS
Obligations for defined benefit pension and post-retirement healthcare benefits are recorded on the balance sheet and the income statement based on actuarial calculations.

Acquisition costs of long-term investment contracts

Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP
All fees and expenses received or paid on loan origination are deferred and amortised over the life of the loan. However, this policy was introduced 1 January 2007, all fees and expenses having previously been recognised up front.

IFRS
Fees and expenses received on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS
Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments
These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comision Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

Appendix A:
Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated income statement on a like-for-like basis

Figures in MXN millions
                       Total                               Total
                       Group      Mexico^    Panama        Group
                     30Sep07      30Sep06   30Sep06      30Sep06
Interest income       24,115       20,444       754       21,198
Interest expense      (7,875)      (7,180)     (303)      (7,483)
Monetary position
 (margin), net          (630)        (486)       (6)        (492)
Net interest income   15,610       12,778       445       13,223

Loan impairment
  charges             (6,442)      (2,483)      (32)      (2,515)
Risk adjusted net
  interest income      9,168       10,295       413       10,708

Fees and commissions
  receivable           8,687        7,474       184        7,658

Fees payable            (888)        (787)      (33)        (820)

Trading income           937        1,602         -        1,602

Total operating
  income              17,904       18,584       564       19,148

Administrative and
  personnel expenses (15,022)     (13,251)     (341)     (13,592)

Net operating income   2,882        5,333       223        5,556

Other income           2,435        1,601         -        1,601
Other expenses        (1,015)        (866)        -         (866)
Net income before
  taxes                4,302        6,068       223        6,291

Income tax and employee
  profit sharing      (2,505)      (1,593)      (65)      (1,658)
Deferred taxes         1,321         (741)        9         (732)
Net income before
  subsidiaries         3,118        3,734       167        3,901

Undistributed income
  from subsidiaries      743          597         -          597
Income from ongoing
  operations           3,861        4,331       167        4,498

Minority interest          1            -         -            -
Net income             3,862        4,331       167        4,498


^ On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V.
  to HSBC Asia Holdings BV. Therefore, results for the nine months ended 30 September 2006 have been restated to exclude results for HSBC Panama up until the date of disposal in order to compare on a like-for-like basis.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 October 2007